* The shares were issued by the Company in connection with an acquisition transaction in exchange for the equity interests of entities owned by Mr. Bruce Littell, the Company's CEO and a director of the Company, and Mr. Harry Lebovitz, a director of the Company. Because the transaction was accounted for as a reverse merger, for accounting purposes the value placed on all of the shares exchanged was the historical cost of $254,470.